

06008333

SEC⎿ ⏌SSION
Washington, D.C. 20549

AB 3/11/06

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 5-1023

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Fenwick Securities, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5217 Lovers Lane



PROCESSED
APR 1 4 2006
THOMSON
FINANCIAL

(No. and Street)

Kalamazoo   MI   49002
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eric Arnold, President   (269) 382-5280
                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seber Tans, PLC
(Name – if individual, state last, first, middle name)

555 W Crosstown Pkwy.   Kalamazoo   MI   49008
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

11

OATH OR AFFIRMATION

I, __Eric Arnold__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Fenwick Securities, Inc.__ , as of __December 31__ , 20 __05__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Valeria G. Wilkinson
Notary Public

Eric B Arnold
Signature

PRINCIPAL
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FENWICK SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For the Years Ended December 31, 2005 and 2004

TABLE OF CONTENTS



SEBER TANS, PLC
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Fenwick Securities, Inc.

We have audited the accompanying statements of financial condition of Fenwick Securities, Inc. as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fenwick Securities, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on page eight is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Seber Tans, PLC

Seber Tans, PLC
Kalamazoo, Michigan

February 4, 2006

555 W. Crosstown Parkway, Suite 304
Kalamazoo, Michigan 49008
www.stdhc.com
Phone (269) 343-8180
Fax (269) 343-5419

FENWICK SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2005 and 2004

	2005		2004	
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	8,671	$	8,550
Commissions receivable		140		445
Deferred tax asset		---		---
TOTAL CURRENT ASSETS		8,811		8,995
OTHER ASSETS				
NASD deposits		297		577
TOTAL ASSETS	$	**9,108**	$	**9,572**
LIABILITIES AND STOCKHOLDER'S EQUITY				
LIABILITIES				
Commissions payable	$	---	$	202
STOCKHOLDER'S EQUITY				
Common stock - $1 stated value:				
60,000 shares authorized				
50 shares issued and outstanding		50		50
Paid-in capital		11,157		11,157
Accumulated deficit		(2,099)		(1,837)
TOTAL STOCKHOLDER'S EQUITY		9,108		9,370
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	**9,108**	$	**9,572**

See Accompanying Notes to the Financial Statements

FENWICK SECURITIES, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2005 and 2004

	2005	2004
REVENUE		
Commissions	$ 94,135	$ 120,136
Interest income	103	58
TOTAL REVENUE	94,238	120,194
OPERATING EXPENSES		
Commissions	36,388	70,110
Management fees	36,000	36,000
Professional fees	15,750	9,181
Fees	2,449	3,212
Client development	2,074	---
Software	1,347	1,304
Bond	467	467
Bank charges	25	53
Licenses and taxes	---	50
TOTAL OPERATING EXPENSES	94,500	120,377
LOSS BEFORE PROVISION FOR FEDERAL INCOME TAXES	(262)	(183)
PROVISION FOR FEDERAL INCOME TAXES	---	---
NET LOSS	$ (262)	$ (183)

See Accompanying Notes to the Financial Statements

FENWICK SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2005 and 2004

| | Capital Stock | | Paid-In | Accumulated | Total Stockholder's |
	Shares	Amount	Capital	Deficit	Equity
January 1, 2004	50	$ 50	$ 11,157	$ (1,654)	$ 9,553
Net loss	---	---	---	(183)	(183)
December 31, 2004	50	50	11,157	(1,837)	9,370
Net loss	---	---	---	(262)	(262)
December 31, 2005	50	$ 50	$ 11,157	$ (2,099)	$ 9,108

See Accompanying Notes to the Financial Statements

4

FENWICK SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (262)	$ (183)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Decrease (increase) in:		
Commissions receivable	305	2,267
Deposits	280	(275)
Decrease in:		
Commissions payable	(202)	(1,045)
NET CASH PROVIDED BY OPERATING ACTIVITIES	121	764
Cash at beginning of year	8,550	7,786
CASH AT END OF YEAR	$ 8,671	$ 8,550

See Accompanying Notes to the Financial Statements

NOTE A – **Summary of Significant Accounting Policies**

Business Activity

Fenwick Securities, Inc. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a Michigan corporation that is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions and investment advisory services. Its customers are located primarily in Southwest Michigan.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Income Taxes

The Company uses Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes* in reporting deferred income taxes. SFAS No. 109 requires a company to recognize deferred tax assets and liabilities for expected future income tax consequences of events that have been recognized in the Company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Cash Equivalents

For purposes of the statements of cash flows, cash is defined as cash in checking, savings, and money market accounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

SUPPLEMENTARY INFORMATION REQUIRED BY SEC RULE 17a-5

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$	9,108
Deductions and/or charges:		
Total nonallowable assets		(297)
NET CAPITAL	$	8,811

COMPUTATION OF BASIC NET CAPITAL
REQUIREMENT

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	---
Minimum dollar net capital requirement for broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	3,811
Excess net capital at 1,000%, as defined	$	8,811

COMPUTATION OF RATIO OF AGGREGATE
INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$	---
Ratio of aggregate indebtedness to net capital		---

At December 31, 2005, there was no material difference between audited net capital above and net capital as reported in the Company's Part II (unaudited) FOCUS report. As a result, no reconciliation has been presented.

The Company claims exemption under section k(1), *Limited Business* (mutual funds and/or variable annuities only). As a result, schedules II, III and IV, required under rule 15c3-3 of the Securities and Exchange Commission, have not been presented.



SEBER TANS, PLC
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING
AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Fenwick Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Fenwick Securities, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession of control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Seber Tans, PLC

Seber Tans, PLC
Kalamazoo, Michigan

February 4, 2006